July 13, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (716)625-8673

Mr. Paul J. Kolkmeyer
President and Chief Executive Officer
First Niagara Financial Group, Inc.
6950 South Transit Road
P.O. Box 514
Lockport, New York 14095-0514

Re: First Niagara Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 000-23975

Dear Mr. Kolkmeyer:

We have reviewed your filing and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 15, 2006

Financial Statements as of and for the year ended December 31, 2005

Note 4 – Loans and Leases, page 62

1.   We note that your residential mortgage loans include certain loans which are designated as held for sale and that you have generated proceeds from the sales of residential mortgage loans during the year. We also note your disclosure on page 8 that you intend to continue to sell certain newly originated loans into the secondary market and that this operation provides cash flows to support loan growth. Please tell us how you considered the guidance in paragraph 9 of SFAS 102 and in SOP 01-6 when determining the appropriate classification of cash flows related to the origination and sale of loans. Include in your response a discussion of the loan types which may be sold prior to maturity (e.g. residential mortgage, education, etc.) and a discussion of your intent at origination to hold the loans for sale or for investment.

2.   As a related matter, please provide us with your accounting policy for loans originated for sale and include this policy in future filings.

Form 10-Q filed May 9, 2006

Exhibit 31 – Chief Executive Office and Chief Financial Officer Certifications

3.   We note your certifications are not stated are not stated exactly as set forth under Item 601(b)(31) of Regulation S-K. Please revise your certifications in your next and all future periodic filings to comply with the prescribed format, specifically, by removing the title of the certifying individual from the first line of each certification.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant